UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mesoblast Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

590717104

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590717104

1.	Names of Reporting Persons. Silviu Itescu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 68,471,124
	6.	Shared Voting Power 487,804(1)
	7.	Sole Dispositive Power 68,471,124
	8.	Shared Dispositive Power 487,804(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,958,928(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.65%(3)
12.	Type of Reporting Person (see Instructions) IN

(1)	These shares are owned by Josaka Investments Pty Ltd., an Australian corporation and the trustee of Dr. Itescu’s self-managed superannuation fund .
(2)	Includes (a) 67,756,838 ordinary shares owned directly by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd., an Australian corporation and the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr.Itescu.
(3)	Percentage is based on 470,857,738 ordinary shares issued and outstanding as of December 31, 2017.

Item 1.

(a)	Name of Issuer: Mesoblast Limited

(b)	Address of Issuer’s Principal Executive Offices: Level 38, 55 Collins Street, Melbourne 3000, Australia

Item 2.

(a)	Name of Person Filing: Silviu Itescu

(b)	Address of Principal Business Office or, if none, Residence: The address and principal business office of each Reporting Person is: c/o Mesoblast Limited, Level 38, 55 Collins Street, Melbourne 3000, Australia

(c)	Citizenship: Australian

(d)	Title of Class of Securities: Ordinary shares, no par value

(e)	CUSIP Number: 590717104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c).

(b)	☐	Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act (15 U.S.C 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with SS 240. 13d-1(b) (ii) (F);

(g)	☐	Parent Holding Company or Control Person in accordance with SS.SS.240. 13d-1(b) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940(15 U.S.C 80a-3);

(j)	☐	Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J);

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 68,958,928(1)

(b)	Percent of class: 14.65%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 68,471,124

(ii)	Shared power to vote or to direct the vote 487,804(2)

(iii)	Sole power to dispose or to direct the disposition of 68,471,124

(iv)	Shared power to dispose or to direct the disposition of 487,804(2)

(1)	Includes (a) 67,756,838 ordinary shares owned directly by Dr. Itescu, (b) 487,804 ordinary shares owned by Josaka Investments Pty Ltd., an Australian corporation and the trustee of Dr. Itescu’s self-managed superannuation fund and (c) 714,286 ordinary shares owned by Tamit Nominees Pty Ltd, an Australian corporation owned by Dr.Itescu.
(2)	These shares are owned by Josaka Investments Pty Ltd., an Australian corporation and the trustee of Dr. Itescu’s self-managed superannuation fund.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	/s/ Silviu Itescu
Name: Silviu Itescu

5